Exhibit 99.1

Transactions involving shares of Common Stock of the Issuer during the past 60 days

On March 17, 2022, trusts for which Doris D. Fisher is trustee distributed by gift 19,950 shares.

On March 31, 2022, trusts for which Doris D. Fisher is trustee distributed by gift 8,650,179 shares.

On April 4, 2022, a trust for which Doris D. Fisher is trustee distributed by gift 2,458,163 shares.